To Our Shareholders
Financial results for Clary Corporation in 1997 did not meet our expectation, due primarily to production delays on our newly developed digital power boards. As we predicted in last year's report, sales of digital continuous power systems began in earnest in the second quarter of 1997 and grew gradually throughout the year. However, production became sporadic due to supplier shortages and minor design changes. Going into 1998, the majority of these nagging problems have been resolved.
In a year of declining revenues, we were able to reduce our loss from $653,000 in 1996 to $132,000 in 1997. This was accomplished by keeping overhead to a bare minimum while we prepared our new products for the marketplace. As the year unfolded, we were pleased with the feedback from several of our very quality sensitive customers just how well they received our new equipment.
Entering 1998, we will focus on new areas outside our established military and medical markets. Traffic control is a huge market we entered briefly during the latter part of 1997 with prototype and demonstration models. Our sales and development teams are now concentrating its efforts towards this very important market which is a significant opportunity for the Company. Inroads to this market has the potential to more than double the Company's current sales volume. We have a re-energized and hard-working work force which should carry the Company to greater heights. I am optimistic that together we can build a new Clary for the benefit of our customers, shareholders and employees.

Sincerely,

John G. Clary
President

Continuous Power Systems
As Clary's older product lines finally wind down, our new Digital Technology has become a hit with early customers. The most significant is the U.S. Navy. Shipboard systems using this new technology is now finding its way into just about every surface ship in the fleet. By the end of 1997, Clary systems have been qualified for nuclear submarine applications.
Building systems for the military has yielded an especially rugged technology that has a multitude of non-military applications. A special product line has been developed that allows signals at traffic intersections to run for hours during power interruptions. This capability is extremely valuable during emergencies. It prevents traffic tie up at the very time that emergency services are needed elsewhere and have to get across town in a hurry.
It also saves local governments money on police and maintenance. At year's end, a number of demonstration systems had been installed in California. Clary will begin shipping these systems in volume during the second quarter of 1998.

For 1998, Clary is introducing several new product lines and will be expanding its medical product offerings. Our new GT Series product line allows customers to operate U.S. made equipment anywhere in the world without setting any switches or modifications. Clary's new CT series product line is a "build to order" program that allows each user to have a customized product.
Be sure to visit the Clary Corporation web site for up-to-date information on new products. We can be found at www.clary.com.

Clary Continuous Power Systems,
When it absolutely, positively, has to keep running.


Management's Discussion and Analysis

Results of Operations
Over the past three years the Company has developed, produced and sold a wide range of uninterruptible power systems.

1997 vs. 1996
Sales for 1997 decreased $666,000 or 12.6% from 1996. This decrease was due to continuing reductions in the sale of foreign imported products which, due to production delays, had not yet been replaced with the Company's newly designed digital products.

Cost of sales decreased $885,000 or 21.6% from 1996. This decrease was due to the reduced sales but was substantially offset by higher margins on the newly developed digital lines as well as a stronger United States dollar vs. the Japanese yen. Selling expense decreased $110,000 or 12.5% primarily due to less sales commission on the reduced sales and advertising cost delays on the new line of products. General and Administrative cost decreased $152,000 or 31.9% due to reserves established in 1996 for downsizing the future legal expenses or settlemet cost referred to in the lawsuit in Note #7. Engineering costs were reduced by $47,000 or 12.1% as the development of the Company's new product line is being done through a strategic alliance with an affiliate company. Interest expense was reduced $30,000 or 18.4% due to less borrowing since cash flow was enhanced through inventory reductions.
With the increased margins and cost reductions, the Company reduced its loss from $653,000 in 1996 to $132,000 in 1997 even with the reduced sales revenues.


1996 vs. 1995
Sales for 1996 decreased $681,000 or 11.4% from 1995. This decrease was due to a reduction in advertising on the Company's foreign import products for the general market. The Company plans on replacing a substantial portion of this market with United States manufactured subsystems by mid 1997. Other income decreased $360,000 or 83.7% due to the conclusion of override payments on net sales of the division sold in 1991. Final override payments were made to the Company in 1995.

Cost of sales decreased $610,000 or 12.9% from 1995. This decrease was due to the decreased sales and was partially offset by slightly increased margins.
The margin increase was due to the strengthening of the United States dollar vs. the Japanese yen on the imported products. Selling expenses decreased $150,000 or 14.5%. This decrease was primarily the reduced marketing expenses relating to the imported products. General and Administrative expenses increased $180,000 or 60.8% due to reserves established in 1996 for downsizing and future legal expenses or settlement costs associated with the lawsuit referred to in Note 7. Engineering and interest expenses remained constant over the two reporting years Due to the sales reduction, completion of override payments in 1995 and establishing reserves for downsizing and legal expenses, the Company recorded a loss of $653,000 in 1996 compared to a loss of $190,000 in 1995.


Liquidity and Capital Requirements
During the past three fiscal years funds provided from operations, short-term bank lines of credit, long-term financing, long-term lease commitments along with the sale of a division (see Note 9 to Financial Statements) have been sufficient to fund the Company's needs for working capital and capital expenditures. In 1998 only minor capital expenditures will be required.
The Company anticipates its growth in 1998 will not require a substantial increase in working capital. The Company expects to meet its working capital requirements in 1998 through internally generated funds.
During the three-year period ended December 31, 1997, management believes inflation did not have a material adverse effect on the Company's revenues and earnings. However, the deterioration of the dollar versus the Japanese yen in 1995 had a substantial negative effect on profit margins in that year.


                      Statements of Operations
                     --------------------------

                                               	Year ended December 31
                                          1997        	1996        1995
                                         ------       ------      ------
Sales and other income
  Net sales                          	$ 4,624,000  	$5,290,000  	$5,971,000
  Other income (Note 9)                   	33,000       70,000     	430,000
                                       -----------   ----------   ---------
                                        4,657,000   	5,360,000	   6,401,000
Cost and expenses
 Cost of products sold                 	3,218,000   	4,103,000   	4,713,000
 Engineering and product development	     340,000	     387,000     	386,000
 Selling                                 	773,000     	883,000    	1,033,000
 General and administrative              	324,000     	476,000        	296,000
 Interest on long-term debt               	57,000	      57,000	         33,000
 Other interest	                           76,000     	106,000	        129,000
                                       ----------    ---------       ---------
                                        4,788,000    6,012,000       6,590,000
                                       ----------    ---------       ---------
 (Loss) before income taxes	             (131,000)   	(652,000)      	(189,000)
 Income tax expense (Note 5)               	1,000        	1,000	         1,000
 Net (loss)	                            $(132,000)   	$(653,000)    	$(190,000)
                                      ============   ===========     ==========
 Net (loss) per common share (Note 1)      	$(.07)       	$(.36)        	$(.11)

(See notes to financial statements.)


                          BALANCE SHEETS
                          --------------

                                                       	December 31

ASSETS	                                            1997                1996
                                                  -----               ------
Current Assets
 Cash	                                          $321,000            	$123,000
 Cash restricted (Note 7)                  	     300,000             	300,000
 Notes and accounts receivable,
 less allowance for doubtful accounts of
 $14,000 in 1997 and $20,000 in 1996 (Note 4)	   759,000             	469,000
 Inventories (Notes 1, 2 and 4)               	1,442,000           	1,908,000
 Prepaid expenses and other assets                47,000              	42,000
                                               ----------          ----------
Total current assets	                          2,869,000           	2,842,000
Property and equipment-Net (Notes 1 and 3)      	107,000             	115,000
Other assets	                                     59,000	              59,000
                                               ----------          ----------
                                             	$3,035,000          	$3,016,000
                                              ===========          ==========

<TABLE)
LIABILITIES AND STOCKHOLDER'S EQUITY
	                                                    1997           	1996
                                                    -----           ------
Current Liabilities
 Notes payable (Note 4)                           	$  725,000	    $  650,000
 Accounts payable and accrued expenses                681,000	       603,000
 Accrued payroll, payroll taxes and
 amounts withheld from employees	                      98,000  	      90,000
 Customer deposits	                                    17,000        	24,000
                                                   -----------    ----------
  Total current liabilities                      	  1,521,000     	1,367,000

Convertible subordinated debt (Note 6)               	600,000	      600,000
Commitments and contingencies (Note 7)                    0              0
Stockholders' equity (Note 8)
Cumulative convertible preferred stock, 5.5%,
par value $5 per share; authorized and outstanding,
11,033 in 1997 and 1996                                55,000        	55,000
Common stock, par value $1 per share,
authorized 3,000,000 shares; issued and outstanding,
1,807,319 in 1997 and 1996                         	 2,509,000      2,509,000
Additional paid-in capital	                          5,099,000     	5,099,000
Accumulated deficit                                	(6,749,000)   	(6,614,000)
                                                    -----------    -----------
                                                       914,000     	1,049,000
                                                    -----------     ----------
	                                                   $3,035,000	    $3,016,000
                                                    ===========     ===========
(See notes to financial statements.)



                           Statements of Cash Flows
                           ------------------------

                                                  	Year ended December 31
                                                   ----------------------
						                                        1997       	1996        	1995
                                             ------      ------       ------
Cash flows from operating activities:

Net (loss)                                	$(132,000)  	$(653,000) 	$(190,000)
Adjustments to reconcile net (loss)
to net cash provided by (used for)
operating activities:
 Depreciation and amortization                54,000	      46,000	     48,000
	Provision for losses on accounts receivable    	0          8,000	      7,000
Change in assets and liabilities:
	(Increase) decrease in accounts receivable 	(290,000)    	345,000	   280,000
		Decrease (increase) in inventory           	466,000	     102,000  (172,000)
 (Increase) decrease in prepaid expenses      	(5,000)     	19,000     	5,000
		Decrease (increase) in other assets   	         0         61,000   	(7,000)
		Increase (decrease) in accounts payable and
		accrued expenses                             	86,000	    152,000  	(147,000)
	(Decrease) in customer deposits               	(7,000)    	(7,000)  	(12,000)
                                             ---------    ---------  ---------
Net cash provided by (used for)
operating activities                          	172,000    	  73,000  (188,000)


Cash flows from investing activities:

Capital expenditures                          	(46,000)   	(10,000)  	(17,000)
Proceeds from disposal of Division                 0      		16,000    	65,000
                                             ----------    --------   --------
Net cash (used for)provided by investing
activities                                    	(46,000)     	6,000	    48,000


Cash flows from financing activities:

Net borrowing (repayments) under
line-of-credit                                 	75,000   	(245,000) 	(205,000)
Proceeds from issuance of Long-Term Note          0          0        600,000
Principal payments under long-term debt
and capital lease obligations	                    0         	0       (292,000)
Dividends paid                                 	(3,000)	    (3,000)	   (3,000)
                                                -------    --------   --------
Net cash provided by (used for)
financing activities                            	72,000	  (248,000)  	100,000
                                                -------   ---------   --------
Net increase (decrease) in cash and
cash equivalents                               	198,000  	(169,000)  	(40,000)
Cash and cash equivalents at beginning of year	 123,000	   292,000	   332,000
                                               --------   ---------   --------
Cash and cash equivalents at end of year      	$321,000	  $123,000	  $292,000
                                               ========   ========   ========
(See notes to financial statements.)



                         Statement of Stockholders' Equity
                         ---------------------------------

                                   	Cumulative
	                                   convertible        	Additional
	                                   preferred   Common	  paid-in  	Accumulated
                                       stock    stock    capital    	deficit
                                    ----------- ------- ---------- -----------
Balance at December 31, 1994	       $55,000	 $2,509,000	$5,099,000	$(5,765,000)
Cash dividend on preferred stock
$.275 per share	                        0         0         0           (3,000)
Net loss for year     	                 0         0         0      	  (190,000)
                                    ---------- --------- ---------- ----------
Balance at December 31, 1995	        55,000	  2,509,000	 5,099,000	 (5,958,000)
Cash dividend on preferred stock
$.275 per share                         0         0          0         	(3,000)
Net loss for year                       0         0          0        (653,000)
                                    --------- ---------- ---------- ----------
Balance at December 31, 1996	        55,000	  2,509,000	 5,099,000	 (6,614,000)
Cash dividend on preferred stock
$.275 per share                         0         0          0          (3,000)
Net loss for yea                        0         0          0        (132,000)
                                    --------- ---------- ---------- ----------
Balance at December 31, 1997	       $55,000	 $2,509,000	$5,099,000 $(6,749,000)
                                    ========= ========== ========= ===========
(See notes to financial statements)


NOTES TO FINANCIAL STATEMENTS:

December 31, 1997, 1996 and 1995

Note 1-Summary of Accounting Policies

The Company's operations are in manufacturing of uninterruptible power systems and related products. A summary of the Company's significant accounting policies consistently applied in the preparation of the financial statements, follows.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

Fair Value
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate carrying values of such amounts.

Cash Equivalents
Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash.

Inventories
Inventories are stated at the lower of cost (including direct materials, direct labor and manufacturing overhead) or market on the first-in, first-out basis.
Obsolete and possible excess quantities are reduced to their estimated net realizable values in the period such obsolescence is determined.

Property and Equipment
Property and equipment are carried at cost less accumulated depreciation.
Improvements to leased property are amortized over the term of the lease.
Depreciation is provided on a straight-line basis over estimated useful lives from 3 to 20 years.

(Loss) Per Common Share
(Loss) per common share is based upon the weighted average number of common shares outstanding during each period (1,807,319 in 1997, 1996, and 1995) after giving effect to dividend requirements on the preferred stock. No effect is given to stock options, as they resulted in less than 3% dilution.



Note 2-Inventories

Inventories were composed of the following amounts as of December 31,
                                                 	1997         	1996
                                                 ------        ------
Finished goods                               	$  510,000    	$1,095,000
Work-in-progress                                	932,000       	813,000
                                              ----------     ----------
                                             	$1,442,000	    $1,908,000
                                              ==========     ==========


Note 3-Property and Equipment

Property and equipment were composed of the following amounts as of December 31,
	                                                	1997         	1996
                                                 ------        ------
Machinery and equipment	                      $1,374,000    	$1,336,000
Dies, jigs and fixtures                          	31,000        	31,000
Leasehold improvements                           	68,000        	60,000
                                              ----------     ----------
	            	                                 1,473,000      	1,427,000
Less accumulated depreciation
	and amortization                             	1,366,000	      1,312,000
                                              ----------     -----------
                                           		 $  107,000     	$  115,000
                                              ==========     ===========


Note 4-Notes Payable
At December 31, 1997 and 1996, the Company had a short-term borrowing agreement with a bank. At December 31, 1997, and 1996, the Company also had short-term notes for $325,000 and $200,000, respectively, with an affiliate company bearing an interest rate of 10.75% per annum. The borrowing with the bank was collateralized by essentially all the assets of the Company. The short-term notes are collateralized by a second position on the same assets. The bank agreement requires the maintenance of certain ratios pertaining to working capital and debt equity. It is to be evaluated for renewal on May 1, 1998.

A comparison of information with respect to notes payable to the financial institutions at December 31, is as follows:
         >
                                                  			1997        1996
                                                    -----       ------
Line of credit subject to
collateral available                            	$ 750,000	  $1,000,000
Outstanding loans	                               $ 400,000  	$  450,000
Unused credit available	                         $ 145,000	  $    5,000
Interest rate prime plus                           	2.5%        	2.5%
Average interest rate at 12/31	                    11.00%	      10.75%
Average during the year
	Short-term borrowings                          	$ 382,000  	$  663,000
	Weighted average interest rate	                   11.00%	      10.75%
	Maximum month end short-term
		borrowing during the year                     	$ 400,000	  $  850,000




Note 5-Taxes on Income
As of December 31, 1997 and 1996, the Company has total deferred tax liabilities of $31,000 and $15,000 and total deferred tax assets of $666,000 and $811,000, respectively. The Company has recorded a valuation allowance for the amount by which total deferred tax assets exceed total deferred tax liabilities, and as a result, the Company has not recorded any liability or asset for deferred taxes as of December 31, 1997 or 1996. Significant components of the Company's deferred tax assets and liabilities as of December 31,1997 and 1996 are as follows:
                                                     		1997          	1996
                                                      ------         ------
Deferred tax assets
	Allowance for doubtful accounts                    	$ 6,000       	$ 8,000
	Inventory reserve	                                    8,000	         8,000
	Accrued legal fees	                                  70,000        	84,000
	Tax credit carryforward	                             82,000	        82,000
	Net operating loss carryforward	                    500,000	       629,000
                                                     -------        -------
		                                                   666,000       	811,000
	Valuation allowance	                                635,000	       796,000
                                                     -------        -------
		                                                    31,000        	15,000
Deferred tax liabilities
	Inventory adjustments                              	(31,000)      	(15,000)
                                                     -------        --------
	                                                   	(31,000)      	(15,000)
                                                     --------       --------
	                                                  	$   0          	$   0
                                                    ========        ========

The net operating loss carryforwards expire at various dates through 2009 and the tax credit carryforwards expire in 1998 through 2001.



Note 6-Convertible Subordinated Debt
Convertible subordinated debt at December 31, consists of the following:
                                                    		1997      	1996
                                                     ------     ------
9.5% convertible subordinated notes
due October 17, 2000 and convertible
into common stock at $1.00 per share	              $600,000	   $600,000

The convertible subordinated debt is generally subordinated to notes payable and indebtedness to financial institutions now outstanding or subsequently incurred.



Note 7-Commitments and Contingencies
Aggregate rental commitments under operating leases at December 31, 1997 for property is $34,000 (1998).
The total rental expense under all leases was $82,000 for all three years, 1997, 1996 and 1995.
In 1990, the Company entered into a verbal distributor agreement granting a distributor the non-exclusive rights to distribute certain products of its former CAD Division. In 1991, the Company filed a suit to recover the uncollected balance of its receivables due from the distributor. The distributor filed a countersuit alleging misrepresentation. On May 24, 1993, the jury awar ded the distributor net damages of approximately $265,000 including double damages, legal costs and interest. In November 1993, the Company filled an appeal against this judgment and provided a supersedeas bond secured by a $300,000 certificate of deposit, which has been classified as a current asset in the accompanying balance sheet.

On November 8, 1994, the Court of Appeals issued an order reversing the trial courts judgment against the Company. On January 23, 1995, the distributor filed an Application for Writ of Error with the Supreme Court of Texas.
On July 7, 1995, the Supreme Court of Texas ordered the judgment of the Court of Appeals be reversed and the cause be remanded back to that court for further proceedings. On July 20, 1995, the Company filed a Motion for Rehearing with the Supreme Court.

On May 6, 1996, the Supreme Court remanded the case to the Court of Appeals for consideration on the merits aside from the previous issues submitted to them.
On July 3, 1997, the Court of Appeals rendered a judgment on Remand reversing, remanding, rendering and affirming, in part, the judgment of the original trial court. Essentially, the Court of Appeals reduced the net damages to approxi-mately 20% of the original award. The distributor filed for a hearing by the Supreme Court of Texas on the Appeals Court judgment. On February 13, 1998, the
Supreme Court of Texas denied the Petition for Review in the case leaving intact the decision by the Court of Appeals. At this time it is unknown if the distri-butor will file for a Motion for Rehearing.
Management has estimated a range of amounts for the potential loss, including legal costs, relating to this matter. An amount considered by management to be the probable loss was provided for in the statement of operations for 1993 as loss from discontinued operations. After the Supreme Court ordered the judgment of the Court of Appeals be reversed, the Company established additional reserves in 1996. The additional liability, if any, and the classifications of the certificate of deposit cannot presently be determined. An unfavorable resolution of this matter to the Company could result in an additional liability of approximately $150,000 and/or the reclassification of an equal amount of the "cash restricted" to noncurrent assets, which has not been reflected in the financial statements.


Note 8-Stockholders' Equity
The 5.5% cumulative convertible preferred stock may be redeemed in whole or in part by the Company, upon not less than 30 days notice, at $5.50 a share, plus accrued dividends to the date of redemption. The preferred stock is convertible on a basis of 1.15 shares of common stock for each share of preferred stock. During 1997 and 1996 there were no shares of preferred stock converted to common stock. As of December 31, 1997, 12,688 shares of common stock were reserved for conversion of preferred stock. The Company also has reserved 600,000 shares of common stock for conversion of the 9.5% convertible subordinated notes.
In the event of liquidation, the holders of the preferred stock have preferential rights to the Company's assets.
The Company has two Employee Incentive Stock Option Plans which were adopted in
1984 and 1996. Under each plan, the Company has reserved 100,000 shares of common stock for purchase by officers and key employees. At December 31, 1997, under the 1996 plan, 20,000 shares are outstanding at $1.00 per share and no shares are exercisable. Grants under the plans are made by a committee consisting of two members of the Board of Directors. Exercise price of options may not be less than the fair market value of the common stock at the time of grant.
At December 31,1997, under the 1984 plan, 26,000 share are outstanding and 21,000 are exercisable at $1.00 per share. The options are exercible in annual installments. commencing one year after the date of grant and expiring five years after the date of grant.
In addition, the Company had reserved 40,000 shares of common stock for purchase by its Executive Vice President under a non-qualified stock option plan at $1.00 per share. The option is immediately exercisable and expires five years from date of grant.
The Company adopted FASB Statement No. 123,"Accounting for Stock-Based
Compensation", effective for 1996. Under this pronouncement, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for
Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.
Pro forma information regarding net income and earnings per share as required by Statement 123 has not been presented as the amounts are immaterial.


Note 9-Sale of Division
On March 1, 1991, the Company completed an asset sale of its Construction
Automation Division to Alpine Engineered Products, Inc. In the transaction, the
Company received $900,000 in cash, a five-year note for $261,000, and override payments on the net sales of the Division over the next five years.
The five-year note receivable was paid according to its terms.
As of December 31, 1995, the Company had received the maximum amount of override payments due either from direct payments or sale of future payments on a non-recourse basis. During 1995, the Company recognized as income $330,000
(included in other income), from these override payments.




Note 10-Statements of Cash Flows
Supplemental disclosures of cash flows information:


Cash paid during
the year for:                                   	1997     	1996       	1995
                                                ------    ------      ------
Interest	                                     $133,000	  $163,000	   $162,000
Income taxes	                                 $  1,000  	$  1,000   	$  1,000


Note 11-Significant Customer
Sales, as a percent of total sales, to the Company's largest customer in 1997 and 1996 was 38% and 26%, respectively.



MARKET INFORMATION
As of December 31, 1997 there were approximately 1,700 shareholders of the
Company's Common Stock. The Common Stock is traded on the Pacific Stock Exchange and the prices listed below reflect actual sales.
                                                 	1997          	1996
                                               ------------------------
                                              	High	  Low  	High  	Low
                                               ----   ---   ----  -----
1st Quarter                                   	7/8   	5/8  	9/16	  1/2
2nd Quarter	                                   3/4   	1/2	   1	    1/2
3rd Quarter	                                   3/4   	1/2   	1	    3/4
4th Quarter	                                   3/4	  11/16	15/16  	7/8




S.E.C. Form 10-K Available
Copies of the Company's annual report on Form 10-K filed with Securities and Exchange Commission are available to stockholders, without charge, by written request addressed to the Secretary of the Company.




REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
Clary Corporation

We have audited the accompanying balance sheets of Clary Corporation
(a California corporation) as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentaton.
We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clary Corporation as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Certified Public Accountants
Santa Monica, California
February 6, 1998




SELECTED FINANCIAL INFORMATION
(Amounts in thousands except for per share data)

                                                 	5 Year Summary
                                     ----------------------------------------
   Operating Results                   	1997   	1996   	1995   	1994   	1993
   -----------------                   ------  ------  ------  ------  ------
Sales and other revenues	             $4,657	  $5,360 	$6,401 	$7,992	 $8,899
(Loss) earnings before income taxes
and discontinued operations          	$ (131)	 $ (652)	$ (189) $ (392) $  167
Provision for income taxes	                1	       1	      1	      1	      0
Discontinued operations	                   0       	0	      0	      0    (245)
                                      ------   ------  ------  ------  -------
Net (loss) earnings                 	$  (132)	$  (653)	$ (190) $ (393) 	$ (78)
                                     =======   ======= ======= ======= ========
Net (loss) earnings per common share
(Loss) earnings before discontinued
operation and extraordinary credit	   $(.07)   	$(.36) 	$(.11) 	$(.22)	  $.06
Discontinued operation                   	0         0       0       0   	(.10)
                                     -------   ------- ------- ------- --------
Net (loss) earnings per common share	$(.07)	    $(.36)	 $(.11) 	$(.22)	 $(.04)
                                     =======   ======= ======= ======= ========



Balance Sheet Highlights
Assets
	Current assets                    	$2,869   	$2,842  	$3,501  	$3,693  	$4,877
	Property and equipment (net)         	107      	115     	151	     182	     164
	Other assets                          	59	       59	     120     	146     	260
                                    ------    ------   ------   ------   -------
		Total assets                     	$3,035	  $3,016	   $3,772	  $4,021	  $5,301
                                    ======   =======   ======   ======   =======


Liabilities and Equity
	Current liabilities	               $1,522	  $1,367	  $1,467	   $2,123	  $2,715
	Long-term debt	                         0        0        0         0       	2
	Convertible subordinated debt	        600	     600	     600	        0	     290
	Equity	                               914   	1,049   	1,705    	1,898	   2,294
                                    ------   ------   ------    ------   ------
	Total liabilities and equity      	$3,035	  $3,016	  $3,772	   $4,021	  $5,301
                                    ======   ======   ======    ======   ======
	Working capital	                   $1,347	  $1,475	  $2,034	   $1,570	  $2,162
                                    ======   ======   ======    ======   ======
(See footnotes 1 and 10 to financial statements.)


OFFICERS
John G. Clary
Chairman of the Board, President and C.E.O.
Richard W. Henson
Executive Vice-President and C.O.O.
Donald G. Ash
Treasurer and Assistant Secretary
John J. Guerin
Secretary

BOARD OF DIRECTORS
John G. Clary*
President, Addmaster Corporation
Donald G. Ash*
John P. Clary*
Vice-President, Addmaster Corporation
Hugh L. Clary**
Vice-President, Addmaster Corporation
Russell T. Gilbert**
Retired Founder, President and C.E.O.
Cimco, Inc.
John J. Guerin*
Attorney at Law
**Members of the Executive Committee
**Members of the Audit Committee

REGISTRAR AND TRANSFER AGENT
U.S. Stock Transfer Corporation, Glendale, California

LEGAL COUNSEL
O'Melveny & Myers, Los Angeles, California

AUDITORS
Stonefield Josephson Inc., Accountancy Corporation
Santa Monica, California

OFFICES
1960 South Walker Avenue
Monrovia, California 91016
Phone (626) 359-4486
Fax (626) 305-0254

LISTING
Pacific Stock Exchange
Symbol: CLY TT

Annual Meeting
The Annual Meeting of the Shareholders of the Company will be held at the Company's offices, 1960 South Walker Avenue, Monrovia, California on Wednesday,
May 27, 1998 at 3:00 o'clock p.m. Pacific Daylight Time.

Dividend Information
The Company has not paid a dividend on its Common Stock in recent years.
The Company has paid quarterly dividends at the annual rate of 27.5 cents per share on its Preferred Stock; the minimum rate these shareholders are entitled to on a cumulative basis.


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